Exhibit 99.3

Form of Beneficiary Certification

CERTIFICATION FOR TRANSFER OF RECORD OWNERSHIP OF
COMMON SHARES AND SERIES B PREFERRED SHARES OF Sinovac Biotech Ltd. ISSUED IN EXCHANGE FOR PREVIOUSLY OUTSTANDING RIGHTS

用于转让 SINOVAC BIOTECH LTD.已发行的普通股及B 系列优先股登记所有权
以交换此前已存在的权利的证明

On February 22, 2019, each right previously outstanding under the Rights Agreement (as amended and restated, the “Rights Agreement”) of Sinovac Biotech Ltd. (the “Company”) was exchanged (the “Exchange”) at the close of trading in the United States on that date for 0.655 shares of the Company’s common shares, par value $0.001 per share (the “Common Shares”) and 0.345 shares of the Company’s Series B Convertible Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares”). The total shares to be received by any shareholder will be rounded up to the nearest whole Common Share and rounded down to the nearest whole Series B Preferred Share. The Exchange does not apply to rights that are or were held by any Acquiring Person or any Affiliate or Associate of an Acquiring Person (as such terms are defined below) as of close of trading in the United States on February 22, 2019 (the “Exchange Date”).	2019年2月22日，Sinovac Biotech Ltd. （“公司”）在《权利协议》（经修订和重新声明，“权利协议”）下的每份先前已存在的权利已在该日期美国市场交易停止时交换（“交换”）为公司普通股0.655股（每股面值0.001美元）（“普通股”）以及公司B系列可转换优先股0.345股（每股面值0.001美元）（“B系列优先股”）。每位股东将收到的全部股份中的普通股将向上调整至最接近的整数股，B系列优先股将向下调整至最接近的整数股。本次交换不适用于2019年2月22日美国市场交易停止时（“交换日期”）由任何收购人士及其任何附属方或关联方所持有的或曾经持有的权利。
On February 18, 2019, the Company’s Board of Directors determined that 1Globe Capital LLC, Chiangjia Li, OrbiMed Advisors LLC and those additional shareholders who voted together with the foregoing at the annual meeting held in February 2018 and their Affiliates and Associates, as such terms are defined in the Rights Agreement (collectively, the “Collaborating Shareholders”), became “Acquiring Persons” as of the Exchange Date. As a result, rights held by members of the Collaborating Shareholders became void on that date and members of the Collaborating Shareholders are not eligible to participate in the Exchange. No other person or group has been determined to be an Acquiring Person. In order to receive Common Shares and Series B Preferred Shares in the Exchange, an eligible shareholder is required to certify that it is not an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) and that it is not the transferee of any shares from an Acquiring Person (or an Affiliate or Associate of an Acquiring Person).	2019年2月18日，公司董事会决定，1Globe Capital LLC、李嘉强、OrbiMed Advisors LLC以及与前述股东在2018年2月召开的年度股东大会上协同投票的其他股东及其附属方和关联方（此类术语定义见《权利协议》）（合称“合谋股东”）自交换日期起成为“收购人士”。因此，合谋股东享有的权利在该日期宣告无效，因此合谋股东成员没有资格参与本次交换。没有其他个人或团体被确定为收购人士。为了获得本次交换的普通股和 B 系列优先股股份，合格股东需要证明其不是收购人士（或收购人士的附属方或关联方），也不是收购人士（或收购人士的附属方或关联方）的任何股份的受让人。

On February 22, 2019, the Company issued all shares to be distributed in the Exchange to Shareholder 2019 Rights Exchange Trust (the “Trust”). The Company has appointed Wilmington Trust, National Association to serve as Trustee of the Trust under a Trust Agreement dated February 20, 2019, to hold these shares on behalf of all non-Collaborating Shareholders (each, a “Beneficiary” and collectively, the “Beneficiaries”), pending receipt of the required certification. For the avoidance of doubt, members of the Collaborating Shareholders are not Beneficiaries under the Trust Agreement.	2019年2月22日，公司已将本次交换中要分配的所有股份发出给股东2019年权利交换信托（“信托”）。公司根据日期为2019年2月20日的《信托协议》聘请 Wilmington Trust, National Association 担任信托受托人，受托人将在收到所需证明之前，代表所有非合谋股东的股东（统称“受益人”）持有这些股份。为免疑问，合谋股东成员不能是《信托协议》下的受益人。

To receive Common Shares and Series B Preferred Shares from the Trustee, an eligible shareholder must certify that it is not an Acquiring Person (or an Affiliate or Associate of an Acquiring Person) or a transferee of shares from an Acquiring Person (or an Affiliate of Associate of an Acquiring Person) by completing this certification form in the space provided below and providing the following tax information: If the shareholder is a “U.S. person” (see definition below), complete and sign the enclosed IRS Form W-9 to certify the shareholder’s tax identification number. Please provide the social security or employer identification number of the shareholder and sign and date the form. If the shareholder is not a “U.S. person,” complete and sign an applicable IRS Form W-8 (usually, IRS Form W-8BEN). IRS Forms W-8 may be obtained at www.irs.gov or by calling 1-800-829-3676.

Definition of “U.S. Person”: For federal tax purposes, you are considered a U.S. person if you are (1) An individual who is a U.S. citizen or U.S. resident alien, (2) A partnership, corporation, company or association created or organized in the United States or under the laws of the United States, (3) An estate (other than a foreign estate), or (4) A domestic trust (as defined in U.S. Treasury Regulations section 301.7701-7).

为从受托人处获得普通股和B 系列优先股股份，合格股东必须填写本证明表单下方的相关内容，以证明其不是收购人士（或收购人士的附属方或关联方），也不是收购人士（或收购人士的附属方或关联方）的股份的受让人。合格股东同时必须提供以下税务信息：

如果该股东是“美国人”（见下文定义），填写并签署随附的IRS表格W-9，以证明股东的税号。请提供股东的社会保障或雇主识别号码，并在表格上签名和注明日期。 如果股东不是“美国人”，填写并签署适用的IRS表格W-8（通常是IRS表格W-8BEN）。 IRS表格W-8可在www.irs.gov或致电1-800-829-3676获得。

“美国人”定义：就美国联邦税收的目的而言，你将被认定位美国纳税人如果你是（1）美国公民或美国外籍居民，（2) 在美国或根据美国法律组织或成立的合伙、公司或组织，（3）遗产（符合“非美国遗产”定义的遗产除外），或（4）符合美国财政部法规第301.7701-7章节定义的美国国内信托。

The Rights Agreement defines an “Affiliate” and “Associate” as having the respective meanings ascribed to them in Rule 12b-2 of the General Rules and Regulations of the Securities Exchange Act of 1934, as in effect on February 22, 2019, and to the extent not included within such definitions, any other person whose Common Shares would be deemed constructively owned by such first person, owned by a single “entity” as defined in Section 1.382-3(a)(1) of applicable income tax regulations under the Internal Revenue Code of 1986, as amended (the “Code”), or otherwise aggregated with Common Shares owned by such first person pursuant to the provisions of the Code, or any successor provision or replacement provisions; provided, however, that a person shall not be deemed to be the Affiliate or Associate of another person solely because either or both persons are or were directors of the Company.	《权利协议》将“附属方”和“关联方”定义为 1934 年《证券交易法》的“总则及一般规定”的第 12b-2 条中规定的于 2019 年 2 月22日有效的相应含义；如果上述定义并未明确规定，则视作如下任何其他方：普通股股份被视为由该等第一方建设性持有，根据经修订的 1986 年《国内税收法》（“法案”）中适用的所得税规定第 1.382-3(a)(1) 条规定归单个“实体”所有，或者依照法案规定或者任何继任者规定或替代规定与该等第一方持有的普通股股份汇总；但是，前提是相关方不得仅凭一方或两方是或曾经是公司董事，就被视为另一方的附属方或关联方。

* * To receive a distribution of shares to which you may be entitled, please certify the representation set forth below * *

* * 要获得您可能有权分得的股份，
请作出下述声明 * *

The undersigned hereby represents warrants and certifies to Wilmington Trust National Association as Trustee that he/she/it:	签署人特此向作为受托人的 Wilmington Trust, National Association 声明、保证和证明其本人：
a) was the holder of record of the number of Rights (as defined in the Rights Agreement) specified below as of the close of trading in the United States on February 22, 2019 and is entitled to the distribution of shares pursuant to the Exchange;	a.在 2019 年 2 月 22日美国市场交易停止时，是下文写明数量的权利（定义见《权利协议》）的登记持有人，并且有权获得根据交换分得的股份；
b) is NOT, and does NOT hold shares on behalf of any beneficial owner that is, and was NOT, and does NOT hold shares on behalf of any beneficial owner that was, an Acquiring Person or a transferee of an Acquiring Person (or in each case, an Affiliate or Associate of an Acquiring Person);	b.不是且未代表收购人士或收购人士的受让人（或者不同情况下的收购人士的附属方或关联方），未代表现在是但曾经并非收购人士或收购人士的受让人的任何受益所有人持有股份，以及未代表曾经是收购人士或收购人士的受让人的任何受益所有人持有股份；以及

c) authorizes his/her/its broker or custodian of any street name shares to provide this information, if requested by Trustee, to provide such information to the Trustee; and	c.如果受托人要求，授权其行号代名股份的经纪人或托管人向受托人提供此类信息; 及
d) is a Beneficiary under the Trust Agreement and understands and acknowledges that upon distribution of the shares specified below he/she/it shall cease to be a Beneficiary under the Trust Agreement.	d.是《信托协议》下的受益人，并且理解并承认在分配下述股份后将不再是《信托协议》下的受益人。

Beneficiary Information 受益人信息

Name/名称/姓名:
Address/地址:
Telephone/电话号码:
Email/电子邮件:
Address for delivery of Exchange Shares if different from above/如果与上述地址不同，交换股份交付地址:
Tax ID Number or SSN/税收 ID 号/SSN: Number of Sinovac Biotech Ltd., Rights held by Beneficiary/受益人持有的 Sinovac Biotech Ltd.权利份数：
Form of Exchange Shares/交换股份形式： Physical Certificate/实物证明、Book Entry (Statement)/入账（报表)

  IN WITNESS WHEREOF, the undersigned has executed this Certification as of the date recorded below, and hereby represents warrants and certifies that he/she/it has read all statements and accurately provided all information required herein.

特此声明，签字人于下列日期签署本证明，并在此声明、保证和证明本人已阅读所有陈述并准确提供此证明所需的所有信息。

Signature/签名

Printed Name/正楷姓名

Date/日期：